SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Subject Company (Issuer))

Caesars Entertainment Corporation

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

127686103

(CUSIP Number of Class of Securities)

Michael D. Cohen, Esq. Senior Vice President, Deputy General Counsel and Corporate Secretary Caesars Entertainment Corporation One Caesars Palace Drive Las Vegas, NV 89109 (702) 407-6000

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Charles K. Ruck, Esq.

Michael A. Treska, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

Caesars Entertainment Corporation (the “Company”) filed a Definitive Information Statement on July 24, 2012 (the “Information Statement”) with the Securities and Exchange Commission (“SEC”), relating to an action taken by written consent of the Company’s stockholders on July 23, 2012 (the “Written Consent”), approving (1) a one-time stock option exchange program (the “Option Exchange”), to permit the Company to cancel certain stock options held by some of our employees, service providers and directors in exchange for new, or replacement, options, and (2) an amendment to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (the “2012 Plan”) to increase the maximum number of shares of the Company’s common stock with respect to which stock options and stock appreciation rights may be granted during any calendar year to any individual under the 2012 Plan from 3,433,509 shares to 6,500,000 shares. The Information Statement does not constitute an offer to holders of our outstanding stock options to exchange options. In no event will the exchange in the proposed Option Exchange be completed, if at all, prior to the date that is twenty business days after the commencement of the Option Exchange (and in no event prior to the date that is twenty calendar days from the mailing of the Information Statement, which mailing is expected to begin on or about July 26, 2012).

The proposed Option Exchange has not yet commenced and there can be no assurance that it will commence. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the proposed Option Exchange. Persons who are eligible to participate in the proposed Option Exchange should read the Tender Offer Statement on Schedule TO and other related materials if and when those materials become available, because those materials will contain important information about the proposed Option Exchange.

The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC on the Company’s website at the “SEC Filings” link on the “Financial Information” section of the “Investor Relations” page at www.caesars.com.

Item 12. Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Caesars Entertainment Corporation’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on July 24, 2012 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2012	CAESARS ENTERTAINMENT CORPORATION

	By:	/S/ MICHAEL D. COHEN
	Name:	Michael D. Cohen
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary